

June 16, 2014

Via E-mail
Mr. Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406

>   **Re: Unilife Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed September 13, 2013**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
>   **Filed May 12, 2014**
>   **Response Letter Dated May 16, 2014**
>   **File No. 001-34540**

Dear Mr. Shortall:

We have reviewed your response letter dated May 16, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates , page 31

1.   In future filings please revise your critical accounting estimates disclosures to discuss the valuation of your property, plant and equipment. Your disclosures should describe the evaluation of the recoverability of the recorded asset value, including a discussion of the key assumptions and judgments made in that evaluation. You should also discuss the susceptibility of those assumptions and judgments to change and the potential impact of

any change. For example, you should describe any reliance you are placing on future sales growth, the basis for those projections, reasonably possible events and circumstances that could cause your actual sales growth to differ in amount or timing from your projections and how that could impact your evaluation of the recoverability of your long-lived assets. Provide a sample of your proposed disclosures in your response.

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.   We note in your response to prior comment 1 in our letter dated April 22, 2014 that you state that "the [c]ompany incurs costs in connection with its development arrangements that are not readily distinguishable from the rest of its ongoing research and development expenses." In future filings, please provide a detailed discussion of what expenses you include and do not include in cost of product sales. Provide a sample of your proposed disclosures in your response.

Notes to Consolidated Financial Statements, page 47

Note 5 – Property, Plant and Equipment and Construction-in-Progress, page 59

3.   We note that you recognized revenue for the nine months ended March 31, 2014 of approximately $8 million. Additionally, we note that none of the revenues recognized during the nine months ended March 31, 2014 were from commercial product sales. Please tell us how this impacts and correlates to your impairment analysis for property, plant and equipment.

4.   Please tell us how your analysis of the recoverability of your property and equipment considers any capital expenditures that may be necessary to support any product sales that you project.

Form 10-Q for the Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

5.   We note your revised disclosures in response to prior comment 4 in our letter dated April 22, 2014. Please provide a sample and revise future filings to disclose a description of each milestone and related contingent consideration in accordance with paragraph 605-28-50-2.b. of the FASB Accounting Standards Codification.

Note 7 – Long-term Debt, page 13

Term Loan, page 13

6.   Please tell us the authoritative guidance you relied on in order to account for the Credit
        Agreement and Royalty Agreement as two separate units and how such guidance applies
        to these contracts. Additionally, please explain to us how you determined the relative fair
        value of each of these agreements.

7.   We note the Royalty Agreement does not provide for an amount borrowed from the
        lender. Please tell us how and when you will recognize interest expense for this
        agreement, given the guidance of Subtopic 835-30 of the FASB Accounting Standards
        Codification.

8.   As a related matter, please tell us and disclose in future filings the term of the Royalty
        Agreement.

9.   You have disclosed that the Loan will be accreted to the face value over the term of the
        loan based on an effective interest rate of 17.5%. Please tell us how and when you will
        recognize the 6% repayment premium in your financial statements, given the guidance of
        Subtopic 835-30 of the FASB Accounting Standards Codification. Please further
        disclose your policy for interest expense in future filings and provide a sample of your
        proposed disclosures in your response.

10.   We note that the Credit Agreement contains covenants relating to achieving minimum
        cash revenue targets at the end of each calendar year, maintaining minimum liquidity
        targets, the execution of certain customer agreements in form and substance satisfactory
        to lender within 90 days of closing and the retention of certain members of management.
        In future filings, please disclose whether you are in compliance with all the loan
        covenants in accordance with Topic 440 of the FASB Accounting Standards
        Codification.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Liquidity and Capital Resources, page 20

11.   You disclose that the term loan is expected to provide sufficient liquidity, and you
        discuss the scale-up of manufacturing in Exhibit 99.1 of Form 8-K filed May 14, 2014.
        Please discuss your material planned capital expenditures in this regard, and any known
        trends, events or uncertainties reasonably likely to have material future effects on your
        financial condition in future filings. Refer to Item 303(a)(2)(i) of Regulation S-K.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief